EXHIBIT 17.1


                              4 South Main Street,
                          Ipswich, Massachusetts 01938


April 24, 2007



Russell G. Cole
President and Chief Executive Officer
First Ipswich Bancorp
31 Market Street
Ipswich, Massachusetts 01938

Dear Russ:

      To confirm the prior conversations I have had with both you and Ted, after a great deal of thought I have decided that I will not stand for re-election to the board of directors of First Ipswich Bancorp and its wholly owned subsidiary, The First National Bank of Ipswich. I feel strongly that our company's ownership structure, in which our chairman effectively controls the nomination and election of the entire board on an annual basis, is inconsistent with the remaining directors' exercising their business judgment in an unfettered and independent manner.

      I recognize that not all of my fellow directors may share this view and for this reason I believe it is best to conclude my membership on the board of both our holding company and bank upon the expiration of my current term at the upcoming annual meeting.

Sincerely,


/s/ Edward D. Dick
------------------------
Edward D. Dick